UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the securities exchange act of 1934

June 7, 2005

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-12384 AND 333-85646) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1.1	A copy of Barclays Bank PLC’s articles of association, as amended on June 1, 2005.

1.2	A copy of the written resolutions passed by the fund raising committee of Barclays Bank PLC’s board of directors on June 1, 2005 relating to the issuance of 100,000 non-cumulative callable dollar preference shares, series 1 (the “preference shares”).

1.3	A copy of special resolutions setting out the terms of the preference shares passed by Barclays Bank PLC’s shareholders on June 2, 2005 setting out the terms of the preference shares.

1.4	The form of deed of covenant to be entered into by Barclays PLC relating to the preference shares.

1.5	The form of agency agreement to be entered into among Barclays Bank PLC, The Bank of New York and The Bank of New York (Luxembourg) S.A. relating to the preference shares.

1.6	Opinion of Clifford Chance LLP, U.K. counsel to Barclays Bank PLC, as to the validity of the preference shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 7, 2005	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: June 7, 2005	By:	/s/ Kathryn Silverwood
	Name:	Kathryn Silverwood
	Title:	Assistant Secretary